CONSENT OF DAVID MARSH

I consent to the inclusion in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended May 31, 2015 (the “MD&A”), of references to my name with respect to technical information related to the Nechalacho Rare Earth Elements Project, the Separation Rapids Lithium Minerals Project and other properties and assets of the Company (the “Technical Information”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

Dated: July 14, 2015

/s/ David Marsh
David Marsh, Senior Vice President,
Metallurgy of Avalon Rare Metals Inc.